Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	DSW Inc. Form 10-K for year ended January 28, 2012 Filed March 27, 2012 File No. 1-32545

Dear Ms. Jenkins:

On behalf of DSW Inc. (the “Company”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated November 29, 2012, with respect to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold followed by the response.

Form 10-K for the Fiscal Year Ended January 28, 2012
Item 11. Executive Compensation, page 33

1.
We note your disclosure that information contained under the captions "COMPENSATION OF MANAGEMENT," "OTHER DIRECTOR INFORMATION, COMMMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION" and "REPORT OF THE COMPENSATION COMMITTEE" is incorporated by reference. We also note that your disclosure does not specify the document from which the information is incorporated. We note that the compensation discussion and analysis required pursuant to Item 402(b) of Regulation S-K is not found in the proxy statement under any of the abovementioned captions. With a view towards enhanced disclosure in future filings, please advise us why you believe it is appropriate to omit the compensation discussion and analysis required by Item 402(b) of Regulation S-K.

In the Company's next Annual Report on Form 10-K, the Company will clearly identify that the captions "COMPENSATION OF MANAGEMENT," "OTHER DIRECTOR INFORMATION, COMMMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION" and "REPORT OF THE COMPENSATION COMMITTEE" are incorporated by reference to the Proxy Statement for the Annual Meeting of Shareholders.

The Company acknowledges that Item 11. Executive Compensation within the Company's Annual Report on Form 10-K for the year ended January 28, 2012, was not clearly referenced to the proper section within the proxy statement. The Company respectfully informs the Staff that the compensation discussion and analysis required pursuant to Item 402(b) of Regulation S-K can be found beginning on page 17 of the proxy statement filed on April 26, 2012, under the caption “COMPENSATION DISCUSSION AND ANALYSIS”. The Company acknowledges that in future filings that the compensation discussion and analysis will be incorporated by reference under this heading.

Notes to Consolidated Financial Statements, page F-10
15. Income Taxes, page F-36

2.
We note your disclosure on page F-38 that as a result of the merger, DSW was able to release the valuation allowance on RVI's deferred tax assets of $88.6 million due to the Company's expected future taxable income and reverse the deferred tax liability of $87.4 million. We further note on page F-37 that the fiscal 2011 effective tax rate was favorably impacted by the release of the valuation allowance and other merger-related tax items, which have been reflected as an income tax benefit in the Company's consolidated statements of operations. Please explain to us why you recorded the release of RVI's valuation allowance in fiscal 2011 instead of a period prior to the period of the actual merger. Also explain to us why you recorded the deferred tax liability reversal as an income tax benefit in fiscal 2011 instead of crediting to equity as of the transaction date.

RVI had significant deferred tax assets, mostly related to net operating losses and tax credits. Prior to the Merger of RVI and DSW, RVI did not have the ability to generate taxable income other than through tax planning strategies, and therefore, had recorded a significant valuation allowance on these deferred tax assets. DSW has been a profitable entity since the Company's IPO in fiscal 2005 and has forecasted taxable income for the continued future. As result, DSW believes that it would be able to utilize the deferred tax assets to offset its taxable income. The Merger was the triggering event that changed the probability judgment regarding the recoverability of the deferred tax assets.

The Merger agreement was signed on February 8, 2011. The completion of the Merger was conditioned upon, among other things: the Merger Agreement and the Merger by (i) the holders of a majority of the outstanding DSW Class A Common Shares and Class B Common Shares, voting together as a class, (ii) the holders of a majority of the unaffiliated DSW Class A Common Shares (i.e., those holders other than Retail Ventures, Schottenstein Stores Corporation (“SSC”), which controls a majority of the voting power of Retail Ventures, and their respective affiliates), voting together as a class, and (iii) the holders of a majority of outstanding Retail Ventures common shares.

As the Merger required the approval of a majority of unaffiliated DSW Class A Common shareholders, the outcome was not known until the votes were counted. A special shareholders meeting of DSW was held on May 19, 2011, and the Merger was approved. The Merger closed on May 26, 2011. DSW accounted for the release of the valuation allowance in the quarter ended July 30, 2011, which was the quarter in which the Merger was approved and closed.

DSW believes that Accounting Standard Codification (ASC) 740-10-45-21 supports the release of the valuation allowance through the statement of operations.

With respect to the accounting for the RVI deferred taxes; the deferred taxes which were released related to RVI's historical basis difference in its DSW stock and were net of a deferred tax asset for a temporary difference related to its PIES debt.

RVI's tax basis in the common stock of DSW was different than RVI's book basis and therefore, RVI historically provided a deferred tax liability for this basis difference. Upon closing of the merger, this deferred tax liability was eliminated since there was no longer a parent/subsidiary relationship giving rise to this basis difference, and no tax cost was incurred with respect to the historical basis difference.

RVI's historical financial statements contained a deferred tax asset for the PIES temporary difference which was a result of historical RVI generating a basis difference that would result in taxable/deductible amounts after the forward contract was settled. Due to the occurrence of the merger, the ultimate settlement of the PIES did not give rise to any taxable gain or loss upon settlement as the security was no longer indexed to a security different than that of the issuer. Accordingly, subsequent to the merger, the PIES bifurcated asset or liability would not give rise to a tax consequence upon settlement and no longer met the definition of a temporary difference.

We also considered the guidance in ASC 740-10-45-21 which states that a “write-off of a preexisting deferred tax asset that an entity can no longer realize as a result of a transaction among or with its shareholders shall similarly be charged to the income statement.”

We also considered the guidance in ASC 810-10-45 and evaluated the tax accounting consequences related to stock transactions associated with a subsidiary at ASC 740-30-25. Some transactions with noncontrolling shareholders may create both a direct and an indirect tax effect. We believe that it is important to properly distinguish between the direct and indirect tax effects of a transaction, since their accounting may differ. Direct tax effects include only the actual tax consequence of the transaction with minority shareholders of a subsidiary (for example, the taxable gain on sale of shares of a controlled subsidiary to a third party minority interest holder). The direct tax effect of a change in ownership interest in a subsidiary when a parent maintains control is generally recorded in shareholders' equity. Conversely, an indirect tax consequence is a by-product of the transaction rather than an integral part of the transaction and is accordingly recorded as a component of income tax expense. For example, the indirect tax effect of a parent's change in its assumptions associated with undistributed earnings of a foreign subsidiary resulting from a sale of its ownership interest in that subsidiary is recorded as income tax expense rather than as an adjustment to shareholders' equity.

In our merger, the elimination of an outside basis difference between a parent and subsidiary is not a direct tax consequence of the transaction that took place between the entity and its minority interest; it is an indirect effect that occurs as a by-product of the fact that the legal form of the consolidated group has now changed (no different than other reorganization transactions that eliminate an outside basis difference in a tax free manner). Similarly, the change in the tax character of the PIES is not a direct tax consequence of the transaction that took place between the entity and its minority interest; it is an indirect effect that results because of the differential in tax treatment of instruments that are indexed to shares of the issuer as opposed to indexation to the shares of another entity.

Accordingly, we believe that any gain or loss from the elimination of such deferred tax assets or liabilities should be recorded to the statement of operations.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and, (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 872-1250.

Very truly yours,
/s/ Douglas J. Probst
Douglas J. Probst
Executive Vice President and Chief Financial Officer

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